July 16, 2024

Eric Gerratt
Chief Financial Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade MT 59714

        Re: Bridger Aerospace Group Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-41603
Dear Eric Gerratt:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services